UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

19011180

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SEC FILE NUMBER
8-65595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/18 (MM/DD/YY) AND ENDING 09/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUN'S BROTHERS SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6770 HAWAII KAI DRIVE, #209
(No. and Street)

HONOLULU (City) HAWAII (State) 96825 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MIN WON YANG 808-538-0590
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 W. Lincolnway Lane, Suite 214A (Address) Frankfort (City) Illinois (State) 60423 (Zip Code)

SEC Mail Processing
NOV 29 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of as of, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

PRESIDENT

Title

NOTARY PUBLIC CERTIFICATION

Dori K. Lonokapu-Sablan First Circuit

Doc. Description: Oath or Affirmation.

No. of Pages 1 Date of Doc. NOV 15 2019

Notary Signature NOV 15 2019 Date

Notary Public

Dori K. Lonokapu-Sablan

Notary Public, State of Hawaii

My commission expires: May 19, 2022

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director of
Sun's Brothers Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sun's Brothers Securities, Inc., (the "Company") as of September 30, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Sun's Brothers Securities, Inc. as of September 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Sun's Brothers Securities, Inc.'s auditor since 2017.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
November 14, 2019

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
2639 Fruitville Road, Suite 303 | Sarasota, FL 34237

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2019

ASSETS		
Current Assets		
Cash in bank	$	10,587
Receivable from clearing broker		2,980
Total Current Assets		13,567
Office Equipment: Net of accumulated depreciation of $17,259		321
Other Assets		
Deposit with clearing Broker-Dealer		100,415
Prepaid assets		528
Total Other Assets		100,943
Total Assets	$	114,831
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$	31,196
Commissions payable		2,109
Other		2
Total Current Liabilities		33,307
Other Liabilities		
Line of Credit		36,944
Total Liabilities		70,251
Shareholder's equity:		
Common stock, $1.00 par value; 1,000 Shares authorized, issued and outstanding		1,000
Additional paid-in capital		130,793
Retained earnings (Deficit)		(87,213)
Total Shareholder's Equity		44,580
Total Liabilities and Shareholder's Equity	$	114,831

The accompanying notes are an integral part of these financial statements

SUN'S BROTHERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
For the Year Ended September 30, 2019

Note A - Summary of Significant Accounting Policies:

Business activities:
Sun's Brothers Securities, Inc. (the Company) was registered on December 16, 2002 as a Broker/Dealer pursuant to Section 1 5(b) of the Securities Exchange Act of 1934 with the National Association of Security Dealers, Inc. (Now the Financial Industry Regulatory Agency, FINRA) Central Registration Depository System.

In accordance with this registration the nature and scope of Sun's Brothers Securities, Inc.'s activities are the sale of securities and related financial services in the State of Hawaii. Sun's Brothers Securities, Inc. is required to maintain a minimum "net capital" of $5,000 at all times.

Basis of Accounting
The financial statements have been prepared in conformity with accounting principles generally accepted in the United State of America (GAAP).

Recognition of Revenue
Effective October 1, 2018, the Company adapted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires an entity to follow a five step model to (a) identify the contact(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and € recognize revenue when (or as) the entity satisfies the performance obligation. The Company applied the modified retrospective method for adoption which did not result in a cumulative adjustment to retained earnings as of October 1, 2018.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations. Inventory risk before the good or service is transferred and discretion in establishing the price.

In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Operations. No further disaggregation is warranted at September 30, 2019.

Commission revenue and related expense arising from securities transactions are recorded on a settlement date basis, an industry standard.

SUN'S BROTHERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
For the Year Ended September 30, 2019

Securities Transactions
Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same day as the transaction date.

Cash and Cash Equivalents:
The Company considers all short-term investments with an original maturity of three months or less that are not required to be segregated under Federal or other regulations to be cash and cash equivalents. The Company did not have any cash equivalents at September 30, 2019.

Concentrations of credit risk:
The Company is engaged in various activities in private placement of securities in which counter parties, primarily broker-dealers, banks, and other financial institutions participate. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, and reported revenues and expenses during the year. Actual results could differ from those estimates.

Office Equipment:
Office Equipment is stated at cost. Depreciation is computed using the accelerated method over five years which represents the estimated useful lives of the assets.

Income taxes:
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. The Company had net taxable loss of $43,531 for both Federal and State taxes during the period. The income taxes accrued for Federal and State were $0 and $0 respectively during the period. No tax asset was accrued due to de minimis amount of the loss. The Company has Net Operating Loss of $80,360 to be carried forward.

The Company's tax filings are subject to audit by various taxing authorities. The Company's Federal Income Tax Returns for the years ended September 30, 2016, 2017, and 2018 remain open to examination by the Internal Revenue Service; State Income Tax Returns for the same periods remain open to examination by the State of Hawaii. In evaluating the Company's tax provisions and accruals, the Company believes that its estimates are appropriate based on current facts and circumstances.

SUN'S BROTHERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
For the Year Ended September 30, 2019

Note B - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requirements that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2019, the Company had net capital of $43,731 which was $38,731 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 161% at September 30, 2019.

Note C - Fully Disclosed Clearing Agreement:

The Company has a fully disclosed clearing agreement with a broker-dealer to execute orders, and the clearance and settlement of all transactions, for the Company's customers.

Note D – Related Party Information

The sole shareholder has provided office space for the Company on a month to month basis, for which the Company has incurred $800 in rent expense. $4,000 is owed to the shareholder at September 30, 2019

Note E – Concentrations

67.72% of the commission revenue earned for the year ended September 30, 2018 came from transactions on behalf of 2 customers.

Note F – Line of Credit

The Company has available a line of credit agreement with Central Pacific Bank which provides that the Company may borrow up to $50,000. Borrowing under the line accrues interest at an annual rate of 7.0% and daily periodic rate of .01918%. There was an outstanding balance of $36,944 on September 30, 2019. Maturity of Line of Credit is February 5, 2023.